Alico, Inc. SC TO-I/A

Exhibit (a)(5)(C)

Alico, Inc. Announces Preliminary Results Of Tender Offer

FORT MYERS, Fla., October 4, 2018 - Alico, Inc. (“Alico” or the “Company”) (NASDAQ:ALCO) announced today the preliminary results of its previously announced issuer tender offer (the “Tender Offer”), to purchase up to $19,999,990 in value of shares of its common stock at a purchase price of $34.00 per share. The Tender Offer expired at the end of the day, 12:00 midnight, Eastern Daylight Time, on October 3, 2018.

Based on the preliminary count by Computershare, the depositary for the Tender Offer, approximately 4,775,863 shares were properly tendered and not withdrawn. In accordance with the terms and conditions of the Tender Offer and based on the preliminary count by the depositary, the Company expects to accept for payment a total of approximately 752,234 shares of its common stock at a purchase price of $34.00 per share, for an aggregate cost of $25,575,956, excluding fees and expenses relating to the Tender Offer. These shares represent approximately 9.2% of the total number of shares of the Company’s common stock issued and outstanding as of October 2, 2018. Included in the 752,234 shares the Company expects to accept for purchase in the Tender Offer are 163,999 shares that the Company has elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding shares of common stock.

Because the Tender Offer was oversubscribed, the Company expects to accept for purchase only a prorated portion of the shares tendered by each tendering shareholder (other than “odd lot” holders whose shares will be purchased in full and certain conditional tenders that will automatically be regarded as withdrawn if the condition of the tender is not met). The Company has been informed by the depositary that the preliminary proration factor for the Tender Offer, after giving effect to the priority for odd lots, is approximately 14.16%.

The number of shares to be purchased and the proration factor are preliminary and subject to change. Final results of the Tender Offer will be determined subject to confirmation by the depositary. The final number of shares to be purchased pursuant to the Tender Offer and the proration factor will be announced following the completion by the depositary of the confirmation process. Payment for the shares accepted for purchase, and return of all other shares tendered and not accepted for purchase, will occur promptly thereafter.

Alico’s largest shareholder, 734 Investors, LLC, which is an affiliate of Messrs. George Brokaw and Remy W. Trafelet, Alico’s Executive Vice Chairman and Chief Executive Officer, respectively, has participated in the Tender Offer.

Stephens Inc. served as dealer manager for the Tender Offer.

For questions and information regarding the Tender Offer, please call Laurel Hill Advisory Group, LLC toll-free at 1-844-302-2265.

Important information regarding the Tender Offer

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Alico, Inc. common stock. The Company expects to use available cash to purchase shares in the Tender Offer and to pay for all related fees and expenses. The full details of the Tender Offer are included in the Offer to Purchase, dated September 5, 2018, the related Letter of Transmittal and the other documents related to the Tender Offer (collectively, the "Tender Materials"), which the Company has filed with the Securities and Exchange Commission (the "SEC") and has disseminated to shareholders. Shareholders are urged to carefully read the Tender Materials because they contain important information, including the terms and conditions of the Tender Offer.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Alico’s current expectations about future events and can be identified by terms such as “plans,” “expect,” “may,” “anticipate,” “intend,” “should be,” “will be” “is likely to,” “believes,” and similar expressions referring to future periods. Alico believes the expectations reflected in the forward-looking statements are reasonable but cannot guarantee future results, level of activity, performance or achievements. Actual results may differ materially from those expressed or implied in the forward-looking statements. Therefore, Alico cautions you against relying on any of these forward-looking statements. Factors which may cause future outcomes to differ materially from those foreseen in forward-looking statements include, but are not limited to: changes in laws, regulation and rules; weather conditions that affect production, transportation, storage, demand, import and export of fresh product and its by-products, increased pressure from diseases including citrus greening and citrus canker, as well as insects and other pests; disruption of water supplies or changes in water allocations; pricing and supply of raw materials and products; market responses to industry volume pressures; pricing and supply of energy; changes in interest rates; availability of financing for land development activities and other growth opportunities; onetime events; acquisitions and divestitures; seasonality; our ability to achieve the anticipated cost savings under the Alico 2.0 Modernization Program; customer concentration; labor disruptions; inability to pay debt obligations; inability to engage in certain transactions due to restrictive covenants in debt instruments; government restrictions on land use; changes in agricultural land values; market and pricing risks due to concentrated ownership of stock; the Company’s receipt of future funding from the state of Florida in connection with water retention projects; any Federal relief received in the future by the Company in connection with Hurricane Irma; any reduction in the public float resulting from the Tender Offer or any subsequent repurchases of common stock by the Company; recent changes in the Equity Plan awards to Employees; continuation of the Company’s dividend policy; expressed desire of certain of our shareholders to liquidate their shareholdings or sales of the common stock by affiliates of the Company of this Tender Offer or in future transactions; political changes and economic crises; competitive actions by other companies; changes in dividends; increased competition from international companies; changes in environmental regulations and their impact on farming practices; the land ownership policies of governments, changes in government farm programs and policies, international reaction to such programs, changes in pricing calculations with our customers; fluctuations in the value of the U. S. dollar, interest rates, inflation and deflation rates; changes in and effects of crop insurance programs, global trade agreements, trade restrictions and tariffs; soil conditions, harvest yields, prices for commodities, and crop production expenses; and any future change to the Company’s current status as a Controlled Company under NASDAQ listing requirements. Other risks and uncertainties include those that are described in Alico’s SEC filings, which are available on the SEC’s website at http://www.sec.gov. Alico undertakes no obligation to subsequently update or revise the forward-looking statements made in this press release, except as required by law.

Investor Contact:

John E. Kiernan

Executive Vice President and Chief Financial Officer

(239) 226-2000

JKiernan@alicoinc.com